UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Weight Watchers International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Title of Class of Securities)

948626 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Fiarman, Esq.

Executive Vice President, General Counsel and Secretary

11 Madison Avenue

New York, New York 10010

(212) 589-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$720,000,000.00	$82,512.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $720,000,000 in aggregate of up to 10,000,000 shares of common stock, no par value, at the minimum tender offer price of $72.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Weight Watchers International, Inc., a Virginia corporation (“Weight Watchers” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $720,000,000 in value of shares of its common stock, no par value per share (the “Common Stock”) (collectively the “Shares”) (or a lower amount if not enough Shares are properly tendered and not properly withdrawn to allow us to purchase $720,000,000 in value of Shares) at a price not greater than $83.00 nor less than $72.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 23, 2012 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) The name of the issuer is Weight Watchers International, Inc., a Virginia corporation. The address of the Company’s principal executive offices is 11 Madison Avenue, New York, New York 10010. The Company’s telephone number is (212) 589-2700.

(b) This Schedule TO relates to the Shares of Weight Watchers. As of February 13, 2012, there were 73,603,403 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) Weight Watchers International, Inc. is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 10 (“Certain Information Concerning the Company”) and Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 16 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 16 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet”, “Introduction,” in Section 1 (“Number of Shares; Purchase Price Proration”) and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 14 (“United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purposes of the Offer; Certain Effects of the Offer”) and Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. Financial Statements.

(a) and (b) The information set forth in Section 11 (“Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11. Additional Information.

(a)(1) The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 15 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 23, 2012.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Shareholders, dated February 23, 2012.

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

Exhibit Number	Description

(a)(5)(A)	Form of Summary Advertisement.

(a)(5)(B)	Press Release issued by Weight Watchers International, Inc. on February 23, 2012.

(b)(1)	Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., The Bank of Nova Scotia and various financial institutions (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006 (File No. 001-16769), and incorporated herein by reference).

(b)(2)	First Amendment, dated as of January 26, 2007, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., JPMorgan Chase Bank, N.A., JPMorgan Securities Inc., The Bank of Nova Scotia and various financial institutions (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed on January 26, 2007 (File No. 001-16769), and incorporated herein by reference).

(b)(3)	Supplement, dated as of January 26, 2007, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., JPMorgan Chase Bank, N.A., JPMorgan Securities Inc., The Bank of Nova Scotia and various financial institutions (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed on January 26, 2007 (File No. 001-16769), and incorporated herein by reference).

(b)(4)	Second Amendment, dated as of June 26, 2009, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., as borrower, the lenders party thereto, and The Bank of Nova Scotia, as the administrative agent (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed on July 1, 2009 (File No. 001-16769), and incorporated herein by reference).

(b)(5)	Loan Modification Agreement, dated as of April 8, 2010, relating to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., as Borrower, the lenders party thereto, and The Bank of Nova Scotia, as the Administrative Agent (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed on April 9, 2010 (File No. 001-16769), and incorporated herein by reference).

(d)(1)	Stock Purchase Agreement, dated as of February 14, 2012, by and between Weight Watchers International, Inc. and Artal Holdings Sp. z o.o, Succursale de Luxembourg (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed on February 16, 2012 (File No. 001-16769), and incorporated herein by reference).

(d)(2)	Amended and Restated Weight Watchers Executive Profit Sharing Plan, effective as of January 1, 2005 (filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 (File No. 001-16769), and incorporated herein by reference).

(d)(3)	Statement of Amendments to the Executive Profit Sharing Plan (filed as Exhibit 99.5 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(4)	1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries (filed as Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2000 (File No. 001-16769), and incorporated herein by reference).

(d)(5)	Statement of Amendments to the 1999 Stock Purchase and Option Plan (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(6)	Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on April 8, 2004 (File No. 001-16769), and incorporated herein by reference).

(d)(7)	Amendment to Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005 (File No. 001-16769), and incorporated herein by reference).

(d)(8)	Statement of Amendments to the Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(9)	Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A filed on March 31, 2008 (File No. 001-16769), and incorporated herein by reference).

Exhibit Number	Description

(d)(10)	Corporate Agreement, dated as of November 5, 2001, between Weight Watchers International, Inc. and Artal Luxembourg, S.A. (filed as Exhibit 10.36 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on November 9, 2001, and incorporated herein by reference).

(d)(11)	Amendment, dated as of July 1, 2005, to the Corporate Agreement, dated as of November 5, 2001, by and between Weight Watchers International, Inc. and Artal Luxembourg, S.A. (filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005 (File No. 001-16769), and incorporated herein by reference).

(d)(12)	Registration Rights Agreement, dated as of September 29, 1999, among Weight Watchers International, Inc., H.J. Heinz Company and Artal Luxembourg, S.A. (filed as Exhibit 10.38 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference).

(d)(13)	Form of Amended and Restated Continuity Agreement, between Weight Watchers International, Inc. and certain key executives (Chief Executive Officer, Chief Financial Officer and General Counsel) (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2011 (File No. 001-16769), and incorporated herein by reference).

(d)(14)	Form of Amended and Restated Continuity Agreement, between Weight Watchers International, Inc. and certain key executives (certain executive officers) (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2011 (File No. 001-16769), and incorporated herein by reference).

(d)(15)	Form of Term Sheet for Employee Stock Awards and Form of Terms and Conditions for Employee Stock Awards for the 1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries, the Weight Watchers International, Inc. 2004 Stock Incentive Plan and the Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-16769), and incorporated herein by reference).

(d)(16)	Form of Term Sheet for Employee Restricted Stock Unit Awards and Form of Terms and Conditions for Employee Restricted Stock Unit Awards for the 1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries, the Weight Watchers International, Inc. 2004 Stock Incentive Plan and the Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-16769), and incorporated herein by reference).

(d)(17)	Form of Directors Restricted Stock Agreement for Weight Watchers International, Inc. non-employee director restricted stock issued under the Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (File No. 001-16769), and incorporated herein by reference).

(d)(18)	Retirement Transition Agreement, dated as of December 22, 2011, by and between Weight Watchers International, Inc. and Ann Sardini.

(d)(19)	Offer Letter, dated as of April 26, 2010, by and between Weight Watchers International, Inc. and David Burwick (filed as Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2011 (File No. 001-16769), and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEIGHT WATCHERS INTERNATIONAL, INC.

By:	/s/ Jeffrey A. Fiarman
Name:	Jeffrey A. Fiarman
Title:	Executive Vice President, General Counsel
and Secretary

Date: February 23, 2012